Exhibit 99.1

XPENG Announces Vehicle Delivery Results for October 2022

G9 Flagship SUV Mass Deliveries Reached 100+ Cities in China

•	5,101 vehicles delivered in October 2022

•	103,654 vehicles delivered cumulatively in the first ten months of 2022

Guangzhou, China, November 1, 2022 – XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for October 2022.

XPENG recorded monthly deliveries in October 2022 of 5,101 Smart EVs, consisting of 2,104 P7s, the Company’s smart sports sedan, 1,665 P5 smart family sedans and 709 G3i smart compact SUVs.

October deliveries also included 623 G9 Flagship SUVs, the Company’s fourth production model launched in September. Mass deliveries of the G9 began on October 27, reaching customers in over 100 cities across China.

“We are accelerating customer deliveries of G9. Logistics and transportation capabilities are all in place for a steady production ramp up beginning in November,” said Mr. Xiaopeng He, Chairman and CEO of XPENG. “We expect that P7 and G9, both built on the Edward platform, will comprise a larger proportion of total deliveries in the coming months.”

“Fulfilling customers’ needs by delivering an unmatched user experience through technology innovations remains our key priority. I’ve recently optimized our organizational structures and am confident that we are better aligned with customer demands and market trends with our differentiated Smart EV products,” added Mr. Xiaopeng He.

As of October 31, 2022, year-to-date deliveries reached 103,654, representing a 56% increase year-over-year.

About XPeng Inc.

XPeng Inc. (“XPENG”) is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.